August 13, 2019

Ray Winborne
Chief Financial Officer
GoDaddy Inc.
14455 N. Hayden Road
Scottsdale, Arizona 85260

       Re: GoDaddy Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 2, 2019
           File No. 001-36904

Dear Mr. Winborne:

       We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Note 11. Commitments and Contingencies
Litigation, page 19

1. We note your disclosures regarding the agreement in principle to settle the class action complaint. Please describe for us the terms, obligations and rights associated with the proposed settlement and describe your proposed accounting for each of the elements of the settlement. As part of your response, explain your basis for only accruing $18 million of the $35 million settlement. Also, explain why the amounts related to class members who elect to receive credits for future purchases will be classified as an offset to revenue and why these amounts will be recorded in the future as purchases are made. We refer you to ASC 450-20-25-2.
 Ray Winborne
GoDaddy Inc.
August 13, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant at 202-551-3587 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 if you have any questions.



                                                          Sincerely,
FirstName LastNameRay Winborne
                                                          Division of
Corporation Finance
Comapany NameGoDaddy Inc.
                                                          Office of Information
Technologies
August 13, 2019 Page 2                                    and Services
FirstName LastName